Exhibit 20


                  NEW WORLD POWER ANNOUNCES COMPLETION OF DEBT
            RESTRUCTURING, PROGRESS IN DEVELOPING AND SELLING ASSETS,
           POTENTIAL WRITE DOWN OF ASSET VALUES AND POSSIBLE DELISTING
                                    BY NASDAQ

For Immediate Release
1996

CONTACT:          George P. Petrenko                       Henry Hermann
                  Interim CEO                              (214)871-9445
                  The New World Power Corporation
                  558 Lime Rock Road
                  Lime Rock, CT 06039
                  (860) 435-4000

Lime Rock, CT --- The New World Power Corporation (NASDA-NMS: NWPC) announced today the successful completion of the restructuring of its debt arrangements with its two major secured lenders. This restructuring will provide current funds and assist New World in carrying out its 1996 business plan for both the development and the sales of power production assets.

New World's $15.7 million 8% subordinated convertible loans from a group lead by the Robert Fleming & Co. Ltd. will not mature on July 31, 1997, with interest on the restructured notes during 1996 to be paid with the issuance of additional notes and warrants. Also, interest and principle payments on the approximately $4 million of Sundial International Fund Limited loans have been deferred to December 1, 1996 and thereafter. In each case additional collateral was provided as part of the restructuring. The restructuring agreements contain numerous post-closing covenants, including consent from third parties, which New World is endeavoring to satisfy.

New World also announced continuing progress on the 40 megawatt Wind Farm to be constructed at Big Spring, Texas. The Texas Public Utility Commission has approved the power sales agreement and the Company is proceeding with requests for proposals for turnkey construction and management of the project. Current plans call for the plant to begin operation in early 1998.

Progress is also being made on the sale of power generation development assets to provide funds to retire debt and to fund continuing project development. New World has reached an agreement in principle to sell its interest in the 16 megawatt Dona Julia hydroelectric project in Costa Rica and is evaluating offers on other assets anticipated to be sold under its restructuring plan.

The Company further announced that the Price Waterhouse audit of 1995 operations is well underway. Completion has been delayed by the previously announced restructuring and reorganization activities. In part because of the decision to sell various assets and close down other developments, the Company anticipates a one-time write down of asset values in the range of $23-28 million that will comprise a majority of anticipated loss for the year. Anticipated loss for the year is estimated to be in the range of $35-40 million.

The Company also announced that as a result of its delayed Form 10-K for fiscal year ended December 31, 1995 and Form 10-Q for the first quarter ended March 31, 1996, NASDAQ has denied the Company's request for continued listing on the NASDAQ National Market, effective May 28, 1996. The Company further announced that it has appealed this decision and that the Company has been granted a hearing on June 6, 1996. Under NASDAQ rules, the stock will continue to be listed during the pendency of the appeal process.

NEW WORLD POWER CORPORATION IS AN INTERNATIONAL PRODUCER OF ELECTRICITY GENERATED FORM WIND ENERGY, SOLAR ENERGY AND HYDROPOWER. THE COMPANY DEVELOPS, MANUFACTURERS AND MARKETS ELECTRICAL GATHERING SYSTEMS POWERED BY RENEWABLE RESOURCES AND ALSO PROVIDES RELATED SERVICE.




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